Exhibit 8.1

Web site: www.lmls.com

Direct Line: (604) 893-2319
Direct Fax Line: (604) 893-2371
E-Mail: pbotz@lmls.com

December 2, 2008

Ruby Creek Resources Inc.
Suite 400, 409 Granville Street
Vancouver, BC
V6T 1T2

Attention:        Brian Roberts

Dear Sirs:

Proposed Continuation (the "Continuation") of Ruby Creek Resources Inc. ("Ruby Creek") from British Columbia to Nevada

You have requested our opinion whether the shareholders of Ruby Creek will incur liability for Canadian federal income tax under the Income Tax Act (Canada) (the "Tax Act") in the course and as a consequence of the Continuation.

Facts, Statements, Assumptions and Limitations

Factual particulars relevant to our analysis and opinion are described especially under the headings "Continuation and Change in Authorized Share Capital Proposals", "Dissenters' Rights", "Comparative Rights of Stockholders", "Accounting Treatment", "Directors, Executive Officers, Promoters and Control Persons", "Description of Capital Stock" and "Financial Statements" in a Form S-4 (the "Form S-4") filed on behalf of Ruby Creek with the Securities and Exchange Commission and dated as of the date hereof. Our opinion expressed herein assumes the truth and accuracy of each fact, statement and assumption, and is subject to each restriction, set out under the headings referenced above, and those referenced in the Form S-4 under "Material Canadian Income Tax Consequences".

In considering this matter we have reviewed such provisions of the Tax Act and the judicial authorities interpreting those provisions as we have considered necessary, and have reviewed relevant administrative statements and policies and assessing practices of the Canada Revenue Agency, and have discussed aspects of relevant governmental policies and practices with personnel at the Canada Revenue Agency and the Department of Finance (Canada). We have also taken into account all proposals to amend the Tax Act publicly announced by the Minister of Finance of Canada, to the date hereof. We have assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no change to any other relevant law or administrative practice, although no assurances can be given in these respects.

Opinion

Based on the foregoing, the discussion entitled "Material Canadian Income Tax Consequences" in the Form S-4 constitutes our opinion as to the material Canadian income tax consequences of the Continuation to shareholders. In particular, it is our opinion that shareholders of Ruby Creek should not incur liability for Canadian federal income tax under the Tax Act in the course and as a consequence of the Continuation.

As noted above, our opinion is to an extent based on our understanding of relevant governmental policies and assessing practices (which are not law). It is possible that the Canada Revenue Agency may take a different approach and may treat shareholders as having disposed of their shares as a consequence of the Continuation, in which event shareholders may have resultant gain or loss for purposes of the Tax Act. While no tax ruling has been sought or obtained in this regard, we consider this risk to be remote. In addition, we have not independently verified, and provide no opinion in respect of, those statements referenced as management statements, determinations or conclusions in the discussion under "Material Canadian Income Tax Consequences".

We consent to the reproduction of this opinion letter as an exhibit to the Form S-4 registration statement and to the reference in such registration statement to our opinion letter. We do not authorize use of this opinion letter by any other person for any other purposes without, in each instance, our prior written consent.

Yours truly,

"Peter Botz"

Peter Botz
for LANG MICHENER LLP

PBO/CWM